Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of ____May__________ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:



Press Release dated April 30,2003 of First Quarter Results


TELUS Reports First Quarter Results

    Strong wireless performance and continued wireline efficiency drive earnings

    VANCOUVER, April 30 /CNW/ - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the first quarter of 2003 strong growth in earnings and free cash flow. Operating earnings (EBITDA) was up 14% due to strong growth at TELUS Mobility and continued cost structure improvements from the Operational Efficiency Program (OEP) at TELUS Communications. Earnings per share for the quarter were 26 cents compared to negative 1 cent a year ago. Earnings per share in the quarter were significantly up year-over-year even excluding a 15 cent positive tax savings impact. Free cash flow was $376 million this quarter, a $275 million improvement from a year ago.
    Darren Entwistle, president and CEO, commented "the first quarter results demonstrate that we are delivering on our strategy for profitable growth and executing against our 2003 priorities. Notable was the continued strong performance at TELUS Mobility, which reported increased revenue of 19% and an improved 1.5% churn rate, which together drove increased EBITDA of 46%. Our operational efficiency initiatives at TELUS Communications continue to be on track with $95 million in incremental cost savings realized in the quarter. With consolidated free cash flow of $376 million this quarter, we are demonstrating the financial strength of TELUS. This quarter is a positive step towards achieving our overall 2003 targets."
    Robert McFarlane, executive vice president and CFO, stated that "strong operational performance combined with below average capital expenditure levels, produced free cash flow that allowed us to reduce net debt by $195 million and continue to lower our key debt leverage ratio, net debt to EBITDA, to 3.2 times as compared to 3.5 times a year ago. Given positive tax saving developments, we have narrowed the original 2003 annual free cash flow guidance set last December by $200 million to the high end of the range at $500 to $600 million. This certainly bodes well for the likelihood of TELUS achieving our 2003 year-end target net debt to EBITDA ratio of 3.0 times."


    FINANCIAL HIGHLIGHTS


    Rounded to nearest C$ Millions, except per share amounts

                                                   3 Months Ended
                                                      March 31
    (unaudited)                                    2003      2002   % Change
    -------------------------------------------------------------------------
    Operating revenues                          1,740.9   1,698.0       2.5
    EBITDA (1)                                    670.8     589.3      13.8
    Net income (loss)                              91.2      (0.8)       --
    Common share & Non-Voting share Income (loss)  88.6      (3.3)       --
    Earnings (loss) per share (EPS)                0.26     (0.01)       --
    Capital expenditures                          207.8     405.9     (48.8)
    Free Cash Flow (2)                            375.7     101.0       272
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs
    (2) Defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends

    OPERATING HIGHLIGHTS

    TELUS Communications

    Operating Earnings (EBITDA) up 6%, driven by Operational Efficiency
    Program
    - Total revenue of $1.2 billion in the quarter declined by 3% or $42 million due largely to price cap impacts, and lower long distance and other revenues
    - OEP related incremental cost savings of $95 million in the first quarter resulted in a $66 million decrease in Operations expense, down 8% from a year ago
    - EBITDA of $492 million, up $26 million or 6% from the same quarter a year ago
    - Underlying EBITDA growth is 10% when normalized for regulatory price cap impacts of negative $22 million
    - Capital expenditures in quarter reduced to $154 million from $309 million, down 50% from a year ago
    - Cash flow, EBITDA less capital expenditures, was $339 million this quarter, up $181 million or 115% from last year
    - Non-incumbent operations in Central Canada generated revenues of $141 million up 21% from the same quarter a year ago while negative EBITDA of $15 million improved 60%
    - High-speed Internet subscriber net additions of 32,100 to reach 442,100 total subscribers, a 66% increase
    - Network access lines of 4.9 million, declined 0.7% from the same quarter a year ago

    TELUS Mobility

    Industry leading ARPU and EBITDA growth of 46%
    - Continued strong EBITDA growth of 46% to $179 million in the quarter, due to an expanded subscriber base, improving ARPU and enhanced operating efficiencies
    - EBITDA margin of 36%, based on network revenue, representing a 7 point year-over-year margin expansion
    - One of the North American industry leading churn rates of 1.5%, a significant improvement from 1.9% a year ago and 1.7% in the fourth quarter of 2002
    - Canadian industry leading average revenue per unit (ARPU) of $54, up $2 from a year ago
    - Network service revenue increased $77 million, up 19% from same quarter a year ago
    - Capital expenditures reduced to $54 million, down 44% from $97 million a year ago. Capital expenditures as a percentage of revenue decreased to 10% from 22% a year ago.
    - Cash flow, (EBITDA less Capital expenditures), of $124 million this quarter or a $98.5 million improvement compared to $26 million in the same quarter a year ago
    - Net subscriber additions of 66,700 bringing total subscribers to
      3.1 million, a 15% year over year increase

    CORPORATE DEVELOPMENTS

    TELUS' credit rating outlook upgraded to stable by Moody's
    On April 16, Moody's Investors Services announced it had improved TELUS' credit rating outlook, affecting approximately US$4.2 billion of debt, to stable from negative. TELUS' credit rating with Moody's for its Senior Unsecured debt remains unchanged at Ba1, one notch below investment grade. The rating outlook change is the first since Moody's downgraded TELUS' rating in July 2002.
    Moody's highlighted a number of key strengths and positive developments at TELUS that were key factors in their determination of the upgrade to TELUS' outlook. These included:
    - significantly improved free cash flow and low level of cash taxes due to application of Clearnet tax losses
    - our strong strategic position as the incumbent telephone company in Western Canada
    - successful execution of OEP
    - strong improvement in TELUS Mobility's margin

    This action is consistent to our view on the original rating by Moody's last July as compared to investment grade ratings set by the other three rating agencies, S&P, DBRS and Fitch. This development does reflect early progress on our public priority to strengthen our credit ratings.

    TELUS Quebec announces job creation program with Quebec government
    On February 25, TELUS and the Quebec government jointly announced a job creation program that based on our ongoing capital investments would result in approximately $90 million of job creation tax exemptions for TELUS over a 10-year period. This relates to various government job creation programs for up to 800 jobs split between Montreal and Rimouski. This assists TELUS Quebec in continuing to develop our network and offering state-of-the-art services to our customers while developing business potential in the major urban centres.

    Improving customer service levels
    One of TELUS' top six priorities for 2003 is to drive improved levels of customer service.
    TELUS' Operational Efficiency Program is focused on improving productivity while maintaining service in the initial phase and improving service in the longer term. With the majority of staff and facility location reductions completed, the focus has turned to improving customer service by eliminating bureaucracy, improving systems and processes, and empowering employees who deal directly with our customers.
    Despite significant staff reductions in 2002, overall, TELUS' service levels have been maintained through the tremendous efforts of frontline employees. TELUS currently meets or exceeds 88% of the CRTC's quality of service indicators. TELUS is making progress in improving customer service with a number of initiatives including: establishment of TELUS-wide priority customer service measures, root cause analysis and issue resolution that reduce inbound call volumes, a program to identify and eliminate errors at the source, and process adjustments to anticipate and resolve potential customer issues thereby reducing call volumes and shortening wait times.
    TELUS is continuing to monitor our customer service levels and is making a concerted effort to improve customer service to meet the standards of excellence demanded by customers.

    Regulatory Developments
    In March, AT&T Canada's appeal to the federal Cabinet was denied. The appeal sought to increase the 15 to 20% discounts, awarded in the 2002 price cap decision, paid by competitive local exchange carriers for use of the access network of incumbent carriers such as TELUS.
    TELUS' own appeal made in January 2003, to the federal Cabinet on a decision by the CRTC to reject an application to review and vary the 2001 rebanding decision, remains outstanding.
    On April 10, the CRTC announced measures to address non-compliance by incumbent telephone companies (ILECs) with CRTC decisions and the Telecommunications Act. In a public notice entitled 'Measures with respect to incumbent telephone company regulatory compliance' (http://www.crtc.gc.ca/eng/whatsnew.htm), the CRTC gave notice that inspections of ILEC companies' documents and records could begin any time after June 9, 2003 (60 days following the public notice).
    In response to this public notice, various operational areas within TELUS Communications and TELUS Quebec are now reviewing processes and systems to support the demonstration of our compliance.
    While TELUS is disappointed that the CRTC found it necessary to take this action, we will cooperate fully with any inspections ordered by the Commission. Our strategic approach has always been to take very seriously and support regulatory compliance, and TELUS will continue to do so going forward. This is reflected in our code of ethics and day-to-day business practices.

    Next generation wireless 1X expansion
    TELUS Mobility continued the national expansion of its next generation 1X wireless data network with the March announcement of 1X service availability in new centres in the Atlantic Canada provinces of New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island.
    Accomplished via a reciprocal roaming/resale agreement with Atlantic wireless provider Aliant Mobility, the expansion adds 1X coverage for 500,000 potential clients in areas such as Sydney, on Cape Breton Island; St. John's, Newfoundland; Fredericton, Saint John and Moncton in New Brunswick; and Charlottetown, Prince Edward Island. TELUS Mobility 1X service is now available to approximately 24 million Canadians, or 75 per cent of the national population.
    In February, TELUS Mobility introduced the Audiovox Thera Pocket PC phone, which operates on the company's national 1X network. The Thera is a powerful mobile office solution, combining digital wireless phone, Pocket PC capability and business productivity and entertainment tools in a compact wireless device.

    Wireless Text Messaging: Cross-border capability
    The reach and popularity of text messaging continues to grow both at TELUS Mobility and across the wireless industry. In January, major Canadian and U.S. wireless carriers announced the launch of cross-border text messaging capability, which allows clients to send and receive text messages simply by addressing messages to a recipient's 10-digit wireless phone number anywhere in Canada or the continental United States.
    The new service extends inter-carrier messaging capabilities introduced in Canada in 2002. According to the Canadian Wireless Telecommunications Association (CWTA), Canadians sent approximately 25 million text messages in March alone, up from 21 million in December 2002 and a significant increase from the 10 million sent in April 2002, when Canadian inter-carrier messaging capability was introduced.

    Wireless Text Messaging: Common Short Codes
    Introduced to North America by Canada's major wireless carriers in April, Common Short Codes are four, five or six-digit numbers to which a text message can be sent in order to participate in interactive and automated applications such as direct response marketing, contests or online shopping.
    The first commercial user of Common Short Codes in North America was Labatt Breweries of Canada, which introduced 24BLUE in April as part of its marketing efforts around the National Hockey League playoffs. Hockey fans in most provinces across Canada can use short codes to play the Labatt Blue / NHL Cup Crazy Trivia Challenge on their wireless phones for a chance to win tickets to a Stanley Cup finals game.

    Wireless Web content enhancements
    TELUS Mobility continues to grow its roster of online content and alliances, including images and ringtones - including exclusive content from Disney, Lord of the Rings and Warner Bros. - downloadable by users of its next generation 1X network.
    An agreement with the National Hockey League, announced at the beginning of the NHL playoffs, allows clients to access real-time playoff statistics, team and player profiles, images such as team crests, online games and more. Clients can even play Canada's famed hockey theme - often called "Canada's second national anthem" - as their wireless phone ringtone.
    In March, TELUS Mobility teamed up with MasterCard to create the first mobile ATM Locator. Available to PCS and Mike clients across the country, the MapInfo-powered locator enables users to find more than 35,000 MasterCard, Maestro or Cirrus ATMs directly on their mobile phones.
    TELUS Mobility clients can now have more peace of mind on the road with the company's new Roadside Assistance program. The service is linked to a client's phone so they can receive help for almost any vehicle they're travelling in. Roadside Assistance offers spare tire installation, towing and winching, emergency gas delivery, battery boost and lockout services throughout Canada and the U.S., 24 hours a day, seven days a week.
    TELUS Mobility's Info on Demand services allow clients to customize the information they want delivered directly to their wireless phones. New Info on Demand content providers announced in 2003 include The Weather Network, for Canadian, U.S. and international weather forecasts; MedReminder, which provides recurring medical-appointment and other health reminders; Pocket Box Office, for real-time sports updates, including alerts from Associated Press; execuGo Media, providing general business information, such as vocabulary-building lessons, inspirational quotations and executive lifestyle hints; and CricInfo, which delivers cricket scores and real-time event updates.

    TELUS Mobility ranked No. 1 in Canada again
    Thanks to its excellent churn and subscriber growth numbers in the fourth quarter of 2002, TELUS Mobility was rated the top wireless carrier in Canada in the newest industry survey by wireless analyst Jeffrey Hines of N. Moore Capital Ltd. Released in March, the study places TELUS Mobility third in North America, behind only its U.S. strategic partners Nextel and Verizon.

    Dividend Declaration
    The Board of Directors has declared a quarterly dividend of 15 cents ($0.15) per share on outstanding Common Voting and Non-Voting Shares payable on July 1, 2003 to shareholders of record on the close of business on June 10, 2003.


For further information: Media Relations: Nick Culo, (780) 493-7236, nick.culo@telus.com, Investor Relations: John Wheeler, (780) 493-7310, ir@telus.com, Shafiq Jamal, (604) 488-1100, Robert Mitchell, (416) 279-3219

==============================================================================

              TELUS Management Discussion and Analysis
                        First Quarter 2003

==============================================================================
    Forward-Looking Statements
    This document and the management discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
==============================================================================

    Management's Discussion and Analysis

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read together with the interim consolidated financial statements of TELUS. The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

    Management's discussion and analysis is comprised of the following:
    1. Vision, Core Business and Strategy
    2. Capability to Deliver Results
    3. Results and Key Performance Indicators
    4. Risks and Uncertainties


    1. Vision, Core Business and Strategy

    TELUS will continue to be guided by its six strategic imperatives established in 2000. TELUS is focusing and moving forward on the following priorities in 2003:

    Continuing to deliver on our efficiency improvement objectives.
    - Communications segment operating costs were significantly reduced, thirteen customer contact centres were consolidated and staff were reduced by 600 in the first quarter of 2003, as discussed in detail in "Results and Key Performance Indicators";
    - The Company disposed of a non-core property for $19.3 million of cash proceeds.

    Improving customer service.
    Process and system changes that are having a positive impact, include:
    - TELUS-wide priority customer service measures;
    - Root cause analysis and issue resolution reducing inbound call volumes;
    - Errors being identified and eliminated at their source; and
    - Available staff being aligned with peak service periods.

    Enhancing our leadership position in the North American wireless industry.
    During the quarter, TELUS Mobility built on performance which was industry leading in the second half of 2002 on a number of key indicators. First quarter Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs increased by 46% compared to the same quarter a year ago. Mobility's industry-leading average revenue per subscriber unit per month (ARPU) increased by $2 in the first quarter of 2003 compared to the first quarter a year ago. TELUS Mobility also enjoys an industry-leading 83% proportion of higher value postpaid subscribers in its mix of postpaid and pre-paid subscribers. In the area of building value by retaining customers, in the first quarter of 2003 TELUS Mobility's churn rate was further reduced to 1.53%, or by 35 basis points as compared to 1.88% in the first quarter of 2002. For more details please see "Key operating indicators - Mobility segment".

    Strengthen our financial position, based on improved operating performance.
    - Moody's Investor Services changed its outlook for TELUS senior unsecured debt to 'Stable' from 'Negative', prior to the release of TELUS first quarter 2003 results; and
    - TELUS reduced net debt and improved its financial ratios in the first quarter of 2003.

    Achieving a settlement with our unionized employees.
    In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TEL and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.
    During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.
    In January 2003, the Company and the TWU signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.
    Also in January 2003, the Company and the TWU agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period; conciliation dates are currently scheduled through the third quarter of 2003. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21 day cooling off period, a legal work stoppage may occur.
    Should a new collective agreement not be reached, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

    2. Capability to Deliver Results

    Changes to the Competitive Environment
    The level of competitive rivalry is expected to remain intense in 2003 as certain competitors restructured their operations. AT&T Canada completed its restructuring process in April 2003, which eliminated all its debt, and Microcell Telecommunications Inc. has received creditor and court approval for the restructuring of its debt and capital in March 2003.

    Regulatory updates
         Price Cap Decision 2002-34
    In 2002, AT&T Canada Inc. petitioned the federal Cabinet to increase competitor discounts from those provided for in Decision 2002-34. On March 25, 2003 the federal Cabinet upheld Decision 2002-34 thereby denying the petition.

         Telecom Public Notice 2003-4, April 10, 2003
    The Canadian Radio-television and Telecommunications Commission (CRTC) announced measures to address what it considers to be non-compliance issues by Incumbent Local Exchange Carriers (ILECs). The Commission has decided to step up proactive enforcement powers it is already granted under the Telecommunications Act. The Company believes this decision has no immediate material impact on TELUS.

    3. Results and Key Performance Indicators

    Financial Statement Presentation and Disclosure Changes
         Guarantees
    In the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of these guarantees and their maximum, undiscounted amounts, even when the likelihood of the Company having to make any payments under the guarantees is slight. See Note 2(a) and Note 15(c) to the interim consolidated financial statements.

    Asset Retirement Obligations
    Commencing with the Company's 2004 fiscal year, the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook
Section 3110) will apply. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. The Company is currently evaluating the impact of this standard on its financial statements.

    Financial Impact of Price Cap Decisions
    On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs, or CRTC Decision 2002 34 and CRTC Decision 2002 43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. and beginning August 2002 for TELUS Communications (Quebec) Inc. The impact of these decisions on TELUS was a $23.0 million decrease in Communications segment Operating revenues and a $21.9 million decrease in Communications segment EBITDA for the first quarter of 2003, when compared to the same period one year earlier.
    On March 18, 2003, the CRTC issued Telecom Decision CRTC 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in Regulatory framework for the second price cap period. Also on March 18, 2003, the CRTC released Telecom Decision CRTC 2003-18, TELUS Communications Inc. - 2002 Annual price cap filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. The financial impact of these two decisions is consistent with TELUS' financial assumptions for 2002 and 2003.

Results of Operations
    Highlights
    Quarter ended March 31                      2003    2002    Change   %
    -------------------------------------------------------------------------
    ($ in millions except per share amounts)

    Operating revenues                       1,740.9 1,698.0    42.9     2.5

    EBITDA(1)                                  670.8   589.3    81.5    13.8

    Restructuring and workforce
     reduction costs                             6.5    12.5    (6.0)  (48.0)

    Income taxes (recovery)                     (5.9)   16.5   (22.4) (135.8)

    Net income (loss)                           91.2    (0.8)   92.0       -

    Common Share and                            88.6    (3.3)   91.9       -
    Non-Voting Share income (loss)

    Earnings (loss) per share (EPS)             0.26   (0.01)   0.27       -

    Capital expenditures - general             207.8   405.9  (198.1)  (48.8)

    Free cash flow (2)                         375.7   101.0   274.7   272.0
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.
    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
    (2) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    Significant changes included in the first quarter 2003 financial results, when compared with the first quarter of 2002, were:
    - Communications segment revenues decreased by $42.4 million. This reduction included price cap decision impacts of $23.0 million, lower voice equipment sales of $14.3 million, and lower long distance revenues of $14.3 million from erosion of long distance minutes and prices;
    - Communications segment EBITDA improved by $25.5 million as the decrease in revenues was more than offset by a $66.4 million decrease in operations expense. The decrease in operations expense was primarily a result of $95 million of incremental savings resulting from the Operational Efficiency Program. Total staff for the Communications segment were reduced by approximately 600 since December 31, 2002, bringing cumulative staff reductions to approximately 5,800 since December 31, 2001, and approximately 6,600 since the inception of the Operational Efficiency Program. Savings in operations expense have aggregated $245 million from the start of the Operational Efficiency Program.
    - Mobility segment Revenue improved by $85.3 million or 19.1%. This was a result of strong average revenue per subscriber unit per month (ARPU) and subscriber growth;
    - Mobility segment EBITDA improved $56.0 million or 45.7%. This was a result of strong revenue and subscriber growth, cost containment, and to the economies of scale recognized through efficiencies resulting from the successful national integration of TELUS Mobility's operations;
    - Consolidated Financing costs decreased by $19.8 million because of lower debt balances and receipt of interest income for tax-related matters;
    - Income taxes included a recovery of $47.0 million in 2003 for settlement of tax-related matters;
    - Consolidated cash flow (EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures) increased by $279.6 million to $463.0 million;
    - Consolidated free cash flow (EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends) increased by $274.7 million to $375.7 million, and exceeded current quarter cash payments under Restructuring and workforce reduction initiatives of $153.9 million; and
    - Net debt was reduced by $195 million in the current quarter.

    The discussion below for Operating revenues, Operations expense, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated interim financial results.

Operating revenues -Communications segment
    Quarter ended March 31                      2003    2002    Change    %
    ------------------------------------------------------------------------
    ($ in millions)

    Voice local (net of 2003 price cap of
    $12.7 million)                             522.9   524.9    (2.0)   (0.4)
    Voice contribution                          15.9    18.5    (2.6)  (14.1)
    Voice long distance                        251.1   265.4   (14.3)   (5.4)
      (net of 2003 price cap of $1.0 million)
    Data (net of 2003 price cap of $9.0
     million)                                  342.8   340.7     2.1     0.6
    Other (net of 2003 price cap of $0.3
     million)                                   75.8   101.4   (25.6)  (25.2)
    -------------------------------------------------------------------------
    External operating revenue               1,208.5 1,250.9   (42.4)   (3.4)

    Intersegment revenue                        23.4    21.9     1.5     6.8
    -------------------------------------------------------------------------
    Total operating revenue                  1,231.9 1,272.8   (40.9)   (3.2)
    -------------------------------------------------------------------------

    Voice local revenue is generated from monthly access charges and enhanced services. Local access revenue decreased by $5.3 million in the first quarter of 2003, when compared with the same period last year, due to price cap decision impacts of $12.7 million and fewer access lines than one year ago, partly offset by growth in non-ILEC business. Increased local enhanced services revenue of $3.3 million partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $10.7 million or 2.0% in 2003 as compared to 2002.
    Network access lines decreased by approximately 26,000 consumer lines and 7,000 business lines in the twelve-month period ended March 31, 2003. During the first quarter of 2003, business lines increased by 4,000, while consumer lines decreased by 2,000. ILEC consumer lines continued to decrease due to removal of second lines as a result of Internet services migrating from dial-up to high-speed, technological substitution including migration to other forms of wireline services as well as wireless services, and losses to competitors. ILEC business line losses resulting from technological substitution to more efficient Integrated Services Digital Network (ISDN) services and from economic factors were 28,000 over twelve months and 3,000 during the current quarter. Partly offsetting this was a net line competitive gain of 21,000 over twelve months and 7,000 during the current quarter as growth in Central Canada non-ILEC business lines exceeded ILEC business line losses. The combined ILEC business and local consumer market share was estimated to be 96.7% at March 31, 2003 (97.4% one year earlier).
    Voice contribution revenue decreased for the first quarter of 2003, when compared with the same period one year ago because of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.
    Voice long distance revenue decreased for the first quarter of 2003, when compared with the same period last year, primarily because of fewer consumer and business minutes. Consumer revenues decreased by $7.1 million as a result of competitive pressures from 'dial-around' services and other competitors; partly offset by increasing the monthly long distance plan administration fee from $1.25 to $2.95 in February of this year. Business revenues decreased by $8.6 million as a result of fewer minutes. Wholesale settlement revenues increased by $2.0 million due to higher international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue and minute erosion.
    Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth excluding the negative price cap impacts was $11.1 million or 3.3% in 2003 as compared to 2002. Internet service revenues increased by $28.5 million because of growth in the high speed Internet subscriber base, net of lower revenues from dial-up Internet services as a result of subscriber migration to high-speed services. As a result of post-implementation review following billing system conversions, dial-up and high-speed Internet subscriber net additions include negative adjustments of 6,400 and 3,000, respectively, in the first quarter of 2003. Growth in Internet-related revenues was partly offset by $13.7 million lower revenues for data equipment sales and other data services such as analog and packet-switched services, broadcast and videoconferencing, and managed information technology. Non-core data revenues from international managed information technology services decreased by $3.7 million to $9.6 million.
    Other revenue decreased for the first quarter of 2003 primarily because of $14.3 million lower voice equipment sales. Other changes included lower rents from support structures, lower installation and contract services, and lower Individual Line Service grant.
    Included in the total external operating revenue are non-ILEC revenues of $140.7 million for the first quarter of 2003 and $116.5 million for the first quarter of 2002, an increase of $24.2 million or 20.8%.
    Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense from the Mobility segment.

Key operating indicators - Communications segment
    Quarter ended March 31                      2003    2002   Change    %
    -------------------------------------------------------------------------
    (000s for subscribers and additions)

    Network access lines, end of period        4,913   4,946   (33.0)   (0.7)

    Total Internet subscribers(1),
     end of period                             814.2   707.3   106.9    15.1
      Dial-up                                  372.1   440.3   (68.2)  (15.5)
      High-speed                               442.1   267.0   175.1    65.6

    Total Internet subscriber net additions(1)  12.5    37.4   (24.9)  (66.6)
      Dial-up                                  (19.6)  (14.8)   (4.8)  (32.4)
      High-speed                                32.1    52.2   (20.1)  (38.5)
    -------------------------------------------------------------------------

    (1) Internet net additions and subscriber counts for 2003 are net of reductions of approximately 6,400 dial-up subscribers and approximately 3,000 high-speed Internet subscribers as a result of a post-implementation review following billing system conversions.

Operating revenues - Mobility segment
    Quarter ended March 31                      2003    2002    Change    %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                            492.1   414.9    77.2    18.6
    Equipment revenue                           40.3    32.2     8.1    25.2
    -------------------------------------------------------------------------
    External operating revenue                 532.4   447.1    85.3    19.1

    Intersegment revenue                         3.7     4.1    (0.4)   (9.8)
    -------------------------------------------------------------------------
    Total operating revenue                    536.1   451.2    84.9    18.8
    -------------------------------------------------------------------------

   Mobility segment Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, and fees for value-added services. Network revenue increased for the quarter ended March 31, 2003 as compared to the same period in 2002 as a result of the continued expansion of TELUS Mobility's subscriber base by 14.8% to approximately 3.1 million subscribers from 2.7 million one year ago while average revenue per subscriber unit per month (ARPU) increased to $54 from $52 in the same quarter last year.
   TELUS Mobility continued its strategic focus on profitable revenue growth and subscriber retention, which resulted in higher ARPU and a substantially improved churn rate year over year. The $2 increase in the year over year ARPU was the first such increase in some time reversing the declining trend. Moreover, ARPU remained stable relative to the fourth quarter of 2002. This is despite recent trends of greater in-bucket usage, postpaid / prepaid mix changes, retention offers aimed at reducing postpaid churn, and overall competitive market pressures. In-bucket usage refers to plans that offer included minutes at a fixed fee for periods of time including "Evenings and Weekends". The increased ARPU for the first quarter of 2003 was a result of increased usage and pricing discipline. TELUS Mobility believes stable ARPU and churn will continue during 2003. Average minutes of use (MOU) per subscriber per month were 315 for the current quarter as compared to 250 for the same period in 2002. As of March 31, 2003, postpaid subscribers accounted for an industry leading 82.7% of the total cumulative subscriber base as compared to 84.3% one year earlier and stable relative to the fourth quarter of 2002. Net postpaid subscriber additions for the current quarter of 43,300 represented 64.9% of all net additions in the period as compared to 61,600 (68.1%) for the corresponding period one year ago. Total net subscriber additions were 66,700 for the current quarter as compared to 90,500 for the comparable period last year.
   Blended postpaid and prepaid churn averaged 1.5% per month in the first quarter of 2003, a significant improvement from 1.9% for the comparable period one year earlier. Deactivations declined 6.1% to 139,000 for the first quarter 2003 as compared to 148,100 for the same period in 2002 despite a 14.8% increase in the subscriber base. The improved churn and industry leading ARPU are evidence of the continued focus and execution by TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decline in churn is attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and the grand fathered per-second rate plans.
   Equipment sales, rental and service revenue in the three-month period ended March 31, 2003, was $40.3 million as compared to $32.2 million for the same period in 2002. The increase in equipment revenue occurred despite a decline in gross subscriber additions for the current quarter of 205,700 as compared to 238,600 for the same period in 2002. The increase was principally due to handset pricing discipline and product mix.
   Intersegment revenues represent services provided by the Mobility segment to the Communications segment. These revenues are eliminated upon consolidation together with the associated expense from the Communications segment.

    Key operating indicators -Mobility segment
    Quarter ended March 31                      2003    2002    Change   %
    -------------------------------------------------------------------------
    (000s for subscribers and additions)
    Net subscriber additions - postpaid         43.3    61.6   (18.3)  (29.7)
    Net subscriber additions - prepaid          23.4    28.9    (5.5)  (19.0)
                                         ------------------------------------
    Net subscriber additions - total            66.7    90.5   (23.8)  (26.3)
    Subscribers - postpaid                   2,533.9 2,250.6   283.3    12.6
    Subscribers - prepaid                      528.3   417.6   110.7    26.5
                                         ------------------------------------
    Subscribers - total                      3,062.2 2,668.2   394.0    14.8

    Churn, per month (%)                         1.5     1.9    (0.4)      -
    Cost of Acquisition (COA) per gross
     subscriber addition ($)(1)                  507     480      27     5.6
    Cost of Acquisition (COA) per gross
     subscriber addition excl. retention
     and migration ($)(1)                        425     404      21     5.2
    ARPU ($)                                      54      52       2     3.8

    Total POPs (2) covered                      25.9    25.1     0.8     3.2
    Total POPs covered including                28.2    25.1     3.1    12.4
      roaming/resale (millions) (3)
    Digital POPs covered (millions)             25.4    24.8     0.6     2.4
    Digital POPs covered including              27.9    24.8     3.1    12.5
    roaming/resale (millions) (3)

    EBITDA margin as a percentage of
     network revenue (%)                        36.3    29.5     6.8       -
    EBITDA excluding COA ($ millions)          282.8   215.7    67.1    31.1
    -------------------------------------------------------------------------

    (1) For the three months ended March 31, 2002, Cost of Acquisition of
$480 and $404 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the three months ended March 31, 2002 would be $392 and $315 excluding retention and migration.
    (2) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) TELUS Mobility has not activated all digital-roaming areas. TELUS Mobility PCS Digital Population Coverage was 21.5 million, and 27.9 million including the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. TELUS Mobility PCS and Mike Digital Population Coverage was 25.4 million.

    Operations expense - Communications segment
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                     739.7   806.1   (66.4)   (8.2)
    -------------------------------------------------------------------------

    Operations expense for the Communications segment decreased in the first quarter of 2003, when compared with the same period last year, primarily because of the Operational Efficiency Program savings and lower equipment costs of sales. An increased pension expense partially offset these cost reductions.
    ILEC operations expense was $584.5 million in the first quarter of 2003 compared with $652.3 million in the same period last year, a decrease of $67.8 million or 10.4%. The primary reasons for the reduction in ILEC operations expense in the first quarter of 2003, when compared with the first quarter of 2002, were:
    - Incremental Operational Efficiency Program savings of $75.0 million from lower salaries and benefits. Total staff for the Communications segment decreased by approximately 600 in the current quarter;
    - Incremental Operational Efficiency Program non salary-related savings of $20.0 million from lower advertising and promotions expense, lower employee-related overhead costs, and use of fewer contractors;
    - Lower equipment cost of sales of $14.4 million. This included $5.0 million lower high-speed Internet cost of sales because of reduced gross additions of high-speed Internet subscribers and adoption of EITF 01-9 in mid-2002 for recognizing certain discounts to customers net against revenues;
    - Lower payments to Verizon under the Software and Related Technology Service Agreement of $4.0 million;
    - Costs associated with non-core international data revenues decreased by $3.0 million to $9.2 million;
    - Increased expense of $14.8 million as a result of lower labour capitalization associated with reduced capital spending;
    - Increased pension expense of $16.3 million; and
    - Inflationary and other increases of $17.5 million.

    Non-ILEC operations expense was $155.2 million in first quarter of 2003 compared with $153.8 million in the same period last year, an increase of $1.4 million or 0.9%. The primary changes in Non-ILEC operations expense were:
    - Facility and settlement costs increased by $9.7 million higher because of higher international transit minute volumes;
    - Bad debt expense increased by $6.0 million; and
    - Other costs decreased by $14.3 million as a result of concerted focus on managing operating expenses.

    Operations expense - Mobility segment
    ($ in millions)                             2003    2002   Change    %
    ------------------------------------------------------------------------
    Quarter ended March 31                     357.5   328.6    28.9     8.8
    ------------------------------------------------------------------------

    Expenses related to equipment sales increased $16.4 million (24.3%) to $83.8 million in the first quarter as compared to $67.4 million for the same period one year earlier. First quarter 2002 expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Excluding this $21.0 million favourable clarification of provincial tax legislation, the current quarter expense decrease was $4.6 million (5.2%) principally due to a decline of 32,900 gross subscriber activations as compared to the same period in the prior year as well as favourable exchange rates. These handset costs are included in marketing cost of acquisition
(COA).
    Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses decreased $0.8 million or 0.9% to $86.1 million in the first quarter of 2003, as compared to $86.9 million for the same period in 2002. Reduced Industry Canada spectrum licence fees of $5.0 million more than offset increases attributed to transmission and site-related expenses to support the increased sites, subscriber base, and improved service levels. PCS digital population coverage increased 6.4 million (Bell - 5.0 million and Aliant - 1.4 million) from 21.5 million before the roaming/resale agreements to 27.9 million including roaming/resale areas turned on by the end of the first quarter. Total digital population coverage (Mike and PCS) as of March 31, 2003, was 25.4 million (27.9 million including all current digital roaming service areas) as compared to 24.8 million one year ago.
    Marketing expenses excluding handset subsidies were $55.8 million for the first quarter 2003 as compared to $49.4 million for the same period in 2002. The $6.4 million increase was primarily due to higher advertising and promotion expenses and to a lesser extent, dealer compensation costs incurred during the launch of several promotions during the first quarter of 2003. COA excluding retention and migration was $425 for the current quarter as compared to $404 (excluding any benefit from the $21.0 million PST clarification) for the same period in 2002. The increase in COA excluding retention and migration was due to higher marketing costs and lower than expected gross subscriber additions, partially offset by a decrease in handset subsidies. COA including retention and migration was $507 for Q1 2003 as compared to $480 for the corresponding period in 2002. Retention and migration COA was $82 for the first quarter 2003 and $76 for the same period last year.
    General and Administration (G&A) expense consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A increased 5.5% to $131.8 million for the first quarter 2003 as compared to spending of $124.9 million for the same period in 2002. The increase in payroll was principally related to inflation and a growth in permanent staffing levels in the areas of client operations, company-owned retail stores, expansion into new coverage territory, and channel distribution expansion to support subscriber growth and improved service levels. TELUS Mobility has realized significant economies of scale with the integration of its operations and billing systems. Consequently, full-time equivalent employees decreased by 1.3% to 5,021 from 5,088. In the first quarter of 2003, bad debts decreased slightly over the same period last year.

Earnings(1) Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segmen
    Quarter ended March 31                      2003    2002   Change    %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment                     492.2   466.7    25.5     5.5
    Mobility segment                           178.6   122.6    56.0    45.7
    -------------------------------------------------------------------------
    TELUS Consolidated                         670.8   589.3    81.5    13.8
    -------------------------------------------------------------------------
    (1)  Excluding Restructuring and workforce reduction costs.

    EBITDA(1) margin(2) by segment (%)
    Quarter ended March 31                      2003    2002   Change    %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment                      40.0    36.7     3.3      --
    Mobility segment 3                          33.3    27.2     6.1      --
    -------------------------------------------------------------------------
    TELUS Consolidated                          38.5    34.7     3.8      --
    -------------------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.
    (2) EBITDA divided by total revenue.
    (3) EBITDA margin as a percentage of network revenue was 36.3% for Q1 2003 as compared to 29.5% (24.5% before PST clarification) for the same period last year.

    Communications segment EBITDA excluding Restructuring and workforce reduction costs improved primarily because of Operational Efficiency Program savings of $95 million, partially offset by $21.9 million negative price cap decision impacts, $16.3 million higher pension expense, and lower long distance and other revenues. Excluding price cap decision impacts, EBITDA increased by $47.4 million or 10.2%.
    TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. The significant increase in Mobility segment EBITDA was principally due to an 18.6% increase in network revenue, resulting from a 14.8% increase in the cumulative subscriber base, improved ARPU from $52 to $54, as well as realization of economies of scale. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 86.9% in the first quarter 2003 as compared to 88.8% for the same period in 2002.
    TELUS Mobility EBITDA improved by $77.0 million (75.8%) when the $21.0 million favourable PST clarification in the first quarter 2002 is excluded. EBITDA margin as a percentage of network revenue improved to 36.3% for the first quarter as compared to 29.5% (24.5% before the PST clarification) for the same period one year earlier. The improvement in EBITDA margin was attributed to strong ARPU and subscriber growth, cost containment, and to the economies of scale recognized through efficiencies resulting from the successful integration of TELUS Mobility's operations.

    Depreciation and amortization
    Quarter ended March 31                      2003    2002    Change   %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                               318.6   291.1    27.5     9.4
    Amortization of intangible assets           92.5    83.3     9.2    11.0
    -------------------------------------------------------------------------

    Depreciation and amortization expenses increased by $36.7 million in the first quarter of 2003, when compared with the first quarter of 2002, primarily because of growth in wireless, data network, and administrative software capital assets.

    Restructuring and workforce reduction costs
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       6.5    12.5    (6.0)  (48.0)
    -------------------------------------------------------------------------

    Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. For further detail, refer to Note 3 of interim consolidated financial statements.
    Staff reductions since the beginning of 2002 were approximately 5,800. Since the inception of the Operational Efficiency Program in 2001 through March 31, 2003, the Company has reduced its staff count by approximately 6,600, comprised of 4,700 bargaining unit positions and 1,900 management positions. TELUS currently expects approximately 700 additional net employee reductions to occur in 2003 as a result of the Operational Efficiency Program.
    EBITDA savings since inception of the Operational Efficiency Program have increased to approximately $245 million by the first quarter of 2003. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.

    Other expense (income)
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       5.6     4.8     0.8    16.7
    -------------------------------------------------------------------------

    Other expense (income) includes accounts receivable securitization expense, charitable donations, income from or impairments in portfolio investments, gains and losses on disposal of property, and 2002 Discontinued operations. The first quarter 2003 accounts receivable securitization expense increased by $2.4 million from expanding the volume of receivables under the securitization program to an average of $467 million in the first quarter of 2003 from $143 million last year. This was partly offset by a timing difference of lower charitable donations expense in the first quarter of 2003.

    Financing costs
    ($ in millions)                             2003    2002    Change   %
    ------------------------------------------------------------------------
    Quarter ended March 31                     161.6   181.4   (19.8) (10.9)
    ------------------------------------------------------------------------

    Financing costs include interest expense on long-term and short-term debt, interest income, foreign exchange gains and losses, and amortization of debt issue costs. Interest on long-term and short-term debt decreased by $9.1 million in the first quarter of 2003, when compared with the first quarter of 2002. This was primarily a result of debt repurchases in the third and fourth quarters of 2002. The average debt principal outstanding during the first quarter of 2003 was $8,283 million ($8,783 million in the first quarter of 2002). The effective interest rate on the average debt outstanding for the first quarter of 2003 was 8.2% (8.1% in 2002). Financing costs in the first quarter of 2003 were reduced by $9.8 million interest income from settlements of tax-related matters.

    Income taxes (recovery)
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                      (5.9)   16.5   (22.4) (135.8)
    -------------------------------------------------------------------------

    TELUS recorded a $47.0 million income tax recovery in the first quarter of 2003 for settlement of previous years' tax matters. This settlement was partially offset by higher income taxes related to higher income before taxes.

    Non-controlling interest
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       0.7     0.5     0.2    40.0
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents a partner's interest in TELUS International Inc.

    Preferred dividends
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       0.9     0.9       -      -
    -------------------------------------------------------------------------

    There were no changes to quarterly dividends on preferred shares.

    Interest on convertible debentures
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       1.7     1.6     0.1     6.3
    -------------------------------------------------------------------------

    The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

         Liquidity and capital resources

    Cash provided by operating activities
    ($ in millions)                             2003    2002    Change   %
    ------------------------------------------------------------------------
    Quarter ended March 31                     399.7   293.7   106.0    36.0
    ------------------------------------------------------------------------

    Cash provided by operating activities increased for the first quarter of 2003, when compared with the same period last year principally because of the following:
    - Changes in non-cash working capital included an improvement of $116.8 million resulting from an $87.0 million reduction in accounts receivable in the first quarter of 2003, compared to the same period last year in which there was a $29.8 million increase in accounts receivable
    - An $81.5 million improvement in EBITDA;
    - A $12.6 million decrease in income taxes paid;
    - A $6.3 million decrease in interest paid, and
    - Partly offset by a $110.9 million increase in payments under restructuring and workforce reduction initiatives Payments in the first quarter of 2003 were $153.9 million, compared with $43.0 million in the first quarter of 2002 (see Note 3 to the interim consolidated financial statements).

    Cash provided (used) by investing activities
    ($ in millions)                             2003    2002    Change   %
    ------------------------------------------------------------------------
    Quarter ended March 31                    (182.6) (415.3)  232.7    56.0
    ------------------------------------------------------------------------

    Net cash used by investing activities for the first quarter of 2003 decreased, when compared with the same period last year, because of reduced capital spending and disposal of an administrative property under the terms of a sale and leaseback transaction in 2003. An $8.2 million pre-tax gain on the property sale, on total cash proceeds of $19.3 million, has been deferred and amortized over the term of the lease.

    Capital expenditures by segment
    Quarter ended March 31                      2003    2002    Change   %
    ------------------------------------------------------------------------
    ($ in millions)

    Communications segment                     153.5   309.1  (155.6)  (50.3)
    Mobility segment                            54.3    96.8   (42.5)  (43.9)
    ------------------------------------------------------------------------
    Capital expenditures - general             207.8   405.9  (198.1)  (48.8)
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------
    Capital expenditure intensity (%)(1)        11.9    23.9   (12.0)      -
    ------------------------------------------------------------------------

    (1) Capital expenditures as a percentage of revenue

    Capital spending decreased in the Communications segment in the first quarter of 2003, when compared to the same period in 2002. Non-ILEC expenditures decreased by $21.2 million to $18.6 million because of a focus on optimizing existing facilities. The primary reasons for the decrease in ILEC capital expenditures by $134.4 million to $134.9 million were:
    - ADSL facilities and systems expenditures decreased by $48.2 million to $20.0 million due to a focus on higher utilization of existing facilities, the completion of systems in 2002, and slowing growth in the industry;
    - Payments for software licences and trademarks to Verizon in 2003 decreased to zero, compared with $26.2 million in 2002;
    - Network infrastructure spending decreased by $18.2 million due to reduced demand for facilities; and
    - Spending on internal systems and processes decreased due to completion of initiatives in 2002, such as the national long distance and card service platform and internal web enablement projects.

    The Communications segment capital intensity ratio decreased to 12.5% in the first quarter of 2003 from 24.3% in first quarter of 2002. The Communications segment contribution to cash flow (EBITDA less Capital expenditures) increased to $338.7 million in the first quarter of 2003 from $157.6 million in the same period last year.
    Mobility segment capital expenditures were significantly reduced for the first quarter 2003 as compared to the same period in 2002. TELUS Mobility continued the enhancement of digital wireless coverage during the first quarter 2003. Capital spending declined significantly year over year principally because of:
    - Implementation of the 1X digital network in 2002;
    - Digital conversion of analogue networks in 2002; and
    - Reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless.

    As at March 31, 2003, TELUS Mobility 1X digital population coverage including roaming/resale areas was 24.3 million. Capital expenditure intensity for TELUS Mobility was 10.1% for the first quarter 2003 as compared to 21.5% for the same period one year ago due to both lower capital spending and growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity, Mobility significantly improved cash flow (EBITDA less Capital expenditures) to $124.3 million for the current quarter as compared with $25.8 million for the same period in 2002.
    As a result of achieving reduced capital expenditures and achieving improved EBITDA, consolidated cash flow (EBITDA less Capital expenditures) has improved to $463.0 million in the first quarter of 2003, when compared with the $183.4 million in same period in 2002. The Company expects capital expenditures to increase during the remainder of the year such that the capital intensity ratio for 2003 will be consistent with the consolidated 20% or less annual target.

    Cash provided (used) by financing activities
    ($ in millions)                             2003    2002   Change    %
    ------------------------------------------------------------------------
    Quarter ended March 31                    (200.7)   58.9  (259.6)      -
    ------------------------------------------------------------------------

    Cash used by financing activities increased in the first quarter of 2003, when compared with the same period one year ago, principally due to $182.6 million of net debt redemptions in 2003, compared with $51.2 million of net debt issues in 2002. Debt redemptions in the first quarter of 2003 included approximately $151 million of bank facilities, $30 million of First Mortgage Bonds and $1.6 million of capital leases. Proceeds of $20.1 million were received from Common and Non-voting shares issued from Treasury under the employee share purchase plan and from share option plans (compared with $32.8 million of proceeds issued in the same period in 2002 under the same plans and from warrants). Cash dividends paid to shareholders increased by $18.0 million as a result of lower enrolment in dividend reinvestment plans (approximately 17% for the dividend paid in January 2003, compared with approximately 45% one year earlier) and an increased number of shares outstanding. The 15-cent dividend paid per Common share and Non-voting share remained unchanged from one year ago.

    Liquidity and capital resource ratios

                              Mar. 31,    Mar. 31,                  Dec. 31,
    Period ended                2003        2002         Change       2002
    ------------------------------------------------------------------------
    Net debt(1) ($ millions)  8,195.3      8,827.2      (631.9)     8,390.3
    Total capitalization(2)
     ($ millions)            14,705.5     15,230.3      (524.8)    14,834.1
    EBITDA (12-month
     trailing, $ millions)    2,600.1      2,501.2        98.9      2,518.6
    Net interest cost(3)
     (12-month trailing,
     $ millions)                667.0        687.6       (20.6)       686.8

    Fixed rate debt as proportion
     of total indebtedness (%)   95.1         93.3        (1.8)        93.4
    Average term to maturity of
     debt (years)                 6.5          7.3        (0.8)         6.6

    Net debt(1) to total
     capitalization(2) (%)       55.7         58.0        (2.3)        56.6
    Net debt to EBITDA(4)         3.2          3.5        (0.3)         3.3

    Earnings coverage(5)          0.7          2.3        (1.6)         0.6
    EBITDA interest coverage(6)   3.9          3.6         0.3          3.7

    Free cash flow(7)
     (3-month, $ millions)      375.7        101.0       274.7       (104.0)
    Free cash flow(7)
     (12-month trailing,
     $ millions)                248.8       (727.2)      976.0        (25.9)
    ------------------------------------------------------------------------

    (1) Long-term debt plus current obligations and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar notes. The cross currency foreign exchange hedge liability as at March 31, 2003 was $204.6 million ($187.9 million hedge asset as at March 31, 2002). Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $121.5 million at March 31, 2003 ($30 million at March 31, 2002), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.
    (2) Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' Equity.
    (3) Net Interest Cost is defined as Net financing cost before non-cash accreted interest and gains on repurchase or redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded up to and including the second quarter of 2001, affecting the calculation for the period ended March 31, 2002. Gains on repurchase and redemption of debt were recorded in the second and third quarters of 2001 and the third quarter and fourth quarters of 2002, affecting each period reported above.
    (4) Net debt to EBITDA is defined as Net debt as at the end of the period divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (6) EBITDA interest coverage is defined as EBITDA excluding Restructuring and workforce reduction costs divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (7) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    The short-term obligation and long-term debt balance as at March 31, 2003 decreased by $511 million to $7,877 million from $8,388 million as at December 31, 2002. This reduction in the debt balance included a $332 million decrease in the Canadian dollar value of U.S. dollar denominated Notes because of an approximate five U.S. cent appreciation of the Canadian dollar between December 31, 2002 and March 31, 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $332 million being recorded in the Deferred hedging liability.
    The proportion of debt with fixed interest rates increased as at March 31, 2003, when compared with March 31, 2002 and December 31, 2002, because the amount of utilized Bank facilities at March 31, 2003 decreased by approximately $173 million from one year ago and decreased by approximately $151 million since the end of 2002.
    The primary reasons for a reduction in the net debt to total capitalization ratio measured at March 31, 2003, when compared to a year ago, were the repurchase of approximately $410 million of debt in the third and fourth quarters of 2002. Total equity increased by approximately $104 million as a reduction in retained earnings was more than offset by the $323 million of net proceeds from a public equity issue in the third quarter of 2002 and Common shares and Non-voting shares issued over the last twelve months. The Company's Operational Efficiency Program and strong Mobility cash generation resulted in significant increased free cash flow allowing for additional debt reduction in the first quarter of 2003. For the first quarter of 2003, the free cash flow measure exceeded cash payments of $153.9 million for Restructuring and workforce reduction.
    The net debt to EBITDA ratio measured at March 31, 2003 improved, when compared with March 31, 2002 and December 31, 2002, as a result of debt reduction and an increase in twelve-month trailing EBITDA.
    The EBITDA interest coverage ratio measured at March 31, 2003 improved, when compared with March 31, 2002 and December 31, 2002, as a result of higher twelve-month trailing EBITDA and lower twelve-month trailing net interest costs.

    Credit Facilities
    TELUS credit facilities at the end of March 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($504 million drawn along with $101 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364 day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $19 million in committed and outstanding undrawn letters of credit, at March 31, 2003). The Company expects to renew its 364 day extendible revolving credit facility in the amount of $600 million on similar terms, prior to the May 28, 2003 availability termination date of such credit facility.
    At March 31, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 3.2:1 as at March 31, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 3.9:1 as at March 31, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts Receivable Sale
    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by one level at BBB as of April 29, 2003. The value of securitized receivables at March 31, 2003, was $454 million. See Note 8 to the interim consolidated financial statements.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At March 31, 2003, this amount, defined as the Asset Securitization Amount, was $121.5 million.

    Credit Ratings
    On April 16, 2003, Moody's Investor Service changed the outlook for
TELUS' senior unsecured credit rating to 'stable' from 'negative'. No other new rating actions have been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

    Credit rating summary
                                 S&P(1)     DBRS(1)    Moody's(2)    Fitch(1)
    ------------------------------------------------------------------------
    TELUS Corporation
     Senior Bank Debt            BBB        BBB        Ba1           BBB
     Debentures and Notes        BBB        BBB        Ba1           BBB
     Medium-term Notes           BBB        BBB        ---           ---
     Commercial Paper            A-2        R-2(high)  ---           ---

    TELUS Communications Inc.
     Debentures                  BBB        BBB        ---           BBB
     Medium-term Notes           BBB        BBB        ---           BBB
     Commercial Paper            A-2        R-2(high)  ---           ---
     Preferred Shares            P-3(high)  Pfd-3      ---           ---

    TELUS Communications
     (Quebec) Inc.
     First Mortgage Bonds        BBB        BBB        ---           ---
     Debentures                  BBB        BBB        ---           ---
     Medium-term Notes           BBB        BBB        ---           ---
    Commercial Paper             A-2        R-2(high)  ---           ---
    ------------------------------------------------------------------------

    (1) Outlook or Trend 'negative'
    (2) Outlook 'stable'

    Off-Balance Sheet Arrangements and Contractual Liabilities

    Financial Instruments
    TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.
    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into an interest rate swap that has the effect of fixing the interest rate on $70 million of floating rate debt until April 2004. Hedge accounting is not applied to this swap agreement.
    The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.
    The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counter parties. An ongoing review is performed to evaluate changes in the status of counter parties.
    The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.
    Commitments and Contingent Liabilities (Note 15 of the interim consolidated financial statements)
    The Company has a number of commitments and contingent liabilities. The Company has $253.0 million in outstanding commitments for its Operational Efficiency Program as at March 31, 2003, and approximately $13.0 million additional Restructuring and workforce reduction expense may be recorded in 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in contract negotiations through the federal conciliation process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company.

    Revised Guidance for 2003
                           2003 revised       2003 target           Change
                            guidance
------------------------------------------------------------------------------
    Consolidated
     Revenues               no change      $7.2 to $7.3 billion        -
     EBITDA1                no change      $2.7 to $2.8 billion    15 cents
     Earnings (loss)
      per share          50 to 70 cents      35 to 55 cents            -
     Capital
     expenditures          no change      Approx. $1.5 billion    see note 2
     Free cash
      flow(2)         $500 to 600 million  $300 to $600 million        -
     Net debt to
      EBITDA               no change            3.0 times              -

    Communications
     segment
     Revenue
      (external)           no change       $5.0 to $5.05 billion       -
       Non-ILEC
        revenue            no change          $575 million             -
     EBITDA(1)             no change      $2.075 to $2.15 billion      -
      Non-ILEC EBITDA      no change       Approx. $(60) million       -
     Capital
      expenditures         no change       Approx. $1.05 billion       -
     High-speed
      Internet
      subscriber net
      additions            no change         150,000 to 175,000        -

    Mobility segment
     Revenue
      (external)           no change        $2.2 to $2.25 billion      -
     EBITDA1          $675 to $700 million  $625 to $650 million  $50 million
     Capital
      expenditures         no change        Approx. $450 million       -
     Wireless
      subscriber
      net additions      Approx. 350,000       400,000 to 450,000 (50,000) to
                                                                    (100,000)
    ------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.
    (2) EBITDA less Capital expenditures, cash interest, cash taxes and cash dividends. Original target of $300 to $600 million was revised in the 2002 Annual Report to $500 to $600 million as a result of a settlement with tax authorities in late February 2003.

    4. Risks and Uncertainties

    A comprehensive discussion of the risks and uncertainties can be found in Management's Discussion and Analysis in TELUS' Annual Information Form, TELUS' 2002 Annual Report, and filings on sedar.com and on Edgar at sec.gov.



Consolidated statements of income

    Three month periods ended March 31
     (unaudited) (millions)                       2003                 2002
-------------------------------------------------------------------------------
    OPERATING REVENUES                    $    1,740.9         $    1,698.0
    ------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                               1,070.1             1 ,108.7
      Depreciation                               318.6                291.1
      Amortization of
       intangible assets                          92.5                 83.3
      Restructuring and
       workforce reduction costs                   6.5                 12.5
    ------------------------------------------------------------------------
                                               1,487.7              1,495.6
    ------------------------------------------------------------------------
    OPERATING INCOME                             253.2                202.4
      Other expense (income), net                  5.6                  4.8
      Financing costs                            161.6                181.4
    ------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES AND
     NON-CONTROLLING INTEREST                     86.0                 16.2
      Income taxes (recovery)                     (5.9)                16.5
      Non-controlling interest                     0.7                  0.5
    ------------------------------------------------------------------------
    NET INCOME (LOSS)                             91.2                 (0.8)
      Preference and preferred
       share dividends                             0.9                  0.9
      Interest on convertible debentures,
       net of income taxes                         1.7                  1.6
    ------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME (LOSS)                  $       88.6         $       (3.3)
    ------------------------------------------------------------------------
    INCOME (LOSS) PER COMMON SHARE
     AND NON-VOTING SHARE ($) (NOTE 6)
      - Basic                                     0.26                (0.01)
      - Diluted                                   0.26                (0.01)
    DIVIDENDS DECLARED PER COMMON
     SHARE AND NON-VOTING SHARE ($)               0.15                 0.15
    TOTAL WEIGHTED AVERAGE COMMON SHARES
     AND NON-VOTING SHARES
     OUTSTANDING (MILLIONS)
      - Basic                                    346.8                304.0
      - Diluted                                  347.0                304.0
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

    Consolidated balance sheets
                                                 As at                As at
                                              March 31,         December 31,
    (unaudited) (millions)                        2003                 2002
-------------------------------------------------------------------------------

    ASSETS
    Current Assets
      Cash and temporary
       investments, net                   $        7.4         $          -
      Accounts receivable                        553.4                640.4
      Income and other taxes receivable          345.5                134.0
      Inventories                                 86.3                 96.5
      Current portion of
       future income taxes                       156.1                138.8
      Prepaid expenses and other                 189.1                163.5
    ------------------------------------------------------------------------
                                               1,337.8              1,173.2
    ------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment
       and other                               7,869.2              8,025.9
      Intangible assets
       subject to amortization                   930.6                998.5
      Intangible assets with
       indefinite lives                        2,950.1              2,950.1
    ------------------------------------------------------------------------
                                              11,749.9             11,974.5
    ------------------------------------------------------------------------
    Other Assets
      Deferred charges                           589.3                729.1
      Future income taxes                        957.4              1,170.3
      Investments                                 47.8                 48.1
      Goodwill                                 3,124.7              3,124.6
    ------------------------------------------------------------------------
                                               4,719.2              5,072.1
    ------------------------------------------------------------------------
                                          $   17,806.9         $   18,219.8
    ------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Cash and temporary investments, net $          -         $        9.0
      Accounts payable and
       accrued liabilities                     1,170.8              1,198.8
      Restructuring and workforce
       reduction accounts payable and
       accrued liabilities                       253.0                400.4
      Dividends payable                           52.8                 52.2
      Advance billings and
       customer deposits                         339.2                330.3
      Current maturities of long-term debt       161.4                190.3
    ------------------------------------------------------------------------
                                               1,977.2              2,181.0
    ------------------------------------------------------------------------
    Long-Term Debt                             7,715.2              8,197.4
    ------------------------------------------------------------------------
    Future Income Taxes                          990.6                992.3
    ------------------------------------------------------------------------
    Other Long-Term Liabilities                  613.7                405.3
    ------------------------------------------------------------------------
    Non-Controlling Interest                      11.4                 11.2
    ------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures                     151.2                148.5
      Preference and preferred shares             69.7                 69.7
      Common equity                            6,277.9              6,214.4
    ------------------------------------------------------------------------
                                               6,498.8              6,432.6
    ------------------------------------------------------------------------
                                          $   17,806.9         $   18,219.8
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

Consolidated statements of cash flows

     Three month periods ended March 31
     (unaudited) (millions)                       2003                 2002
    ------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Income (loss) from operations         $       91.2         $       (0.8)
    Items not affecting cash:
      Depreciation and amortization              411.1                374.4
      Future income taxes                         36.9                 10.6
      Net pension expense (credits)               13.1                 (7.5)
      Other, net                                   1.7                  0.1
    ------------------------------------------------------------------------
    Operating cash flow before restructuring
     and workforce reduction costs               554.0                376.8
    Restructuring and workforce reduction
     costs, net of cash payments                (147.4)               (30.5)
    ------------------------------------------------------------------------
    Operating cash flow                          406.6                346.3
    Net change in non-cash working capital        (6.9)               (52.6)
    ------------------------------------------------------------------------
    Cash provided by operating activities        399.7                293.7
    ------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures                        (207.8)              (405.9)
    Proceeds from the sale of property            19.3                    -
    Other                                          5.9                 (9.4)
    ------------------------------------------------------------------------
    Cash provided (used) by
     investing activities                       (182.6)              (415.3)
    ------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-Voting
     Shares issued                                20.1                 32.8
    Dividends to shareholders                    (44.8)               (26.8)
    Long-term debt issued                         17.5                192.0
    Redemptions and repayment
     of long-term debt                          (200.1)               (79.3)
    Change in short-term obligations                 -                (61.5)
    Amortization of debt
     issue costs and other                         6.6                  1.7
    ------------------------------------------------------------------------
    Cash provided (used)
     by financing activities                    (200.7)                58.9
    ------------------------------------------------------------------------
    CASH POSITION
    Increase (decrease) in cash and
     temporary investments, net                   16.4                (62.7)
    Cash and temporary investments,
     net, beginning of period                     (9.0)                17.1
    ------------------------------------------------------------------------
    Cash and temporary investments,
     net, end of period                   $        7.4         $      (45.6)
    ------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
    Interest paid                         $       36.0         $       42.3
    ------------------------------------------------------------------------
    Income taxes (inclusive of Investment
     Tax Credits paid (received)          $        0.6         $       13.2
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

Telus Corporation
Segmented Information

    Three month periods
    ended March 31                  Communications             Mobility
      (millions)                   2003         2002       2003        2002
    ------------------------------------------------------------------------
    External revenue         $  1,208.5   $  1,250.9   $  532.4    $  447.1
    Inter-segment revenue          23.4         21.9        3.7         4.1
    ------------------------------------------------------------------------
    Total operating revenue     1,231.9      1,272.8      536.1       451.2
    Operations expenses           739.7        806.1      357.5       328.6
    ------------------------------------------------------------------------
    EBITDA (a)               $    492.2   $    466.7   $  178.6    $  122.6
    ------------------------------------------------------------------------
    CAPEX (b)                $    153.5   $    309.1   $    54.3   $   96.8
    ------------------------------------------------------------------------
    EBITDA less CAPEX        $    338.7   $    157.6   $   124.3   $   25.8
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

                              Telus Corporation
                            Segmented Information

    Three month periods
    ended March 31                    Eliminations           Consolidated
      (millions)                   2003         2002        2003       2002
    ------------------------------------------------------------------------
    External revenue         $        -   $        -   $ 1,740.9   $1,698.0
    Inter-segment revenue         (27.1)       (26.0)          -          -
    ------------------------------------------------------------------------
    Total operating revenue       (27.1)       (26.0)    1,740.9    1,698.0
    Operations expenses           (27.1)       (26.0)    1,070.1    1,108.7
    ------------------------------------------------------------------------
    EBITDA (a)               $        -   $        -   $   670.8   $  589.3
    ------------------------------------------------------------------------
    CAPEX (b)                $        -   $        -   $   207.8   $  405.9
    ------------------------------------------------------------------------
    EBITDA less CAPEX        $        -   $        -   $   463.0   $  183.4
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

    (a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
    (b) Total capital expenditures ("CAPEX").

For further information: Media Relations: Nick Culo, (780) 493-7236, nick.culo@telus.com, Investor Relations: John Wheeler, (780) 493-7310, ir@telus.com, Shafiq Jamal, (604) 488-1100, Robert Mitchell, (416) 279-3219



 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary